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                                                          EXHIBIT 99(A)(7)

              SUPPLEMENT NO. 2 TO OFFER TO PURCHASE FOR CASH

                                    BY

                           ARAMARK CORPORATION

            ALL OUTSTANDING SHARES OF ITS CLASS A COMMON STOCK

                                    AT

                            $500.00 PER SHARE

           THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M.,

    PHILADELPHIA TIME, ON JUNE 15, 1998, UNLESS THE OFFER IS EXTENDED.

  ARAMARK Corporation, a Delaware corporation (the "Company"), has invited its stockholders to tender all outstanding shares of its Common Stock, Class A, par value $0.01 per share (the "Shares"), to the Company at a price of $500.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 15, 1998 and the related Letter of Transmittal and the Supplement to the Offer to Purchase dated June 1, 1998 (which together, as amended and supplemented by this Supplement, constitute the "Offer").

  The Company's distributive segment sustained operating losses of $6.4 million for the second quarter and $7.9 million for the current six month period compared to an operating loss of $3.3 million and $5.6 million for the comparable prior year periods. The Company has examined various strategic alternatives to improve the operations of this segment. Also, with respect to this segment, the Company continues to implement its plan to improve operating results as a result of selected acquisitions in certain geographic areas, the divestiture of certain operations and through initiatives to increase volume and margins and reduce costs. The Company is presently in discussions with another party relating to the formation of a joint venture for its distributive business. It is contemplated that the Company would contribute substantially all of the segment's assets and liabilities, including $10.0 million of the segment's indebtedness, to the venture in exchange for a significant minority equity interest in the venture. It is anticipated that this transaction may be finalized in the near future. However, there is no assurance that this or any transaction involving this segment will be consummated, or, if consummated, that it will have terms identical to those outlined above.

  The Offer is conditioned upon, among other things, (1) at least 900,000 shares of Class A Common Stock being validly tendered and not withdrawn prior to the expiration of the Offer, and (2) the approval by the Court (as defined in the Offer to Purchase) of the terms of the Stipulation (as defined in the Offer to Purchase). See Sections 6 and 8 of the Offer to Purchase.

  Stockholders who have previously validly tendered and not properly withdrawn their Shares pursuant to the Offer are not required to take any further action. Except as otherwise set forth in this Supplement, the terms and conditions previously set forth in the Offer to Purchase remain applicable in all respects to the Offer, and this Supplement should be read in conjunction with the Offer to Purchase.

  THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER. HOWEVER, STOCKHOLDERS MUST MAKE THEIR OWN DECISIONS

WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES.

June 8, 1998